DONNE R M INERALS LTD.

Number: 004-03
Dated: February 3, 2003                     TSX Venture Exchange Symbol: DML
Frankfurt Stock Exchange Symbol: DNL

NEWS RELEASE

Mr. David Patterson, Chief Executive Officer of Donner Minerals Ltd., announces that the Company has agreed to extend the exercise period from February 3, 2003, to February 3, 2008, on 184,000 stock options which are currently exercisable at $0.10 per share.

ON BEHALF OF THE BOARD OF
DONNER MINERALS LTD.

"David Patterson"
Chief Executive Officer
THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Donner Minerals Ltd.
Suite 1360, 605 Robson Street, Vancouver, British Columbia Canada V6B 5J3
Telephone: (604) 683-0564 Fax: (604) 602-9311 or Toll Free: 1-800-909-8311
E-mail: donner@bed-rock.com or Web: http://www.donner-minerals.com